Exhibit 99.1

Ant Group has announced its plan for a concurrent listing in Shanghai and Hong Kong

Ant Group (formerly known as Ant Financial), an unconsolidated related party in which Alibaba Group holds a 33% equity interest, today announced that it has commenced the process of a concurrent listing and initial public offering on the Shanghai Stock Exchange’s STAR board and The Stock Exchange of Hong Kong Limited.  We understand that the timing of any such listing and offering will be contingent upon market conditions and other factors, and there can be no assurance as to when such offering will be completed.

The above announcement does not constitute an offer of securities for sale in the United States or an invitation or solicitation of an offer to acquire, purchase or subscribe for securities in Hong Kong, and any securities described herein may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities to be made in the United States or Hong Kong would be made by means of a prospectus that is registered and may be obtained from Ant Group, which would contain detailed information about Ant Group and its management, as well as financial statements.

July 20, 2020